                                                                      EXHIBIT 19

Varco International, Inc.

1998 First Quarter Report

Varco

To Our Shareholders


First quarter financial results continue to reflect significant growth compared to the similar period a year ago. Revenues were up 49 percent, to $150.2 million from $101.1 million; and Net Income more than doubled, to $15.0 million, $.23 per share, from $7.4 million, $.11 per share, in the first quarter of last year.

Incoming orders totaled $286.5 million in the most recent quarter, representing the highest quarterly total in the Company's history. During the comparable quarter of 1997 order bookings were $140.3 million.

The most significant influence on these results continues to be a strong offshore drilling market. Utilization of the offshore rig fleet has remained above 95 percent during the first four months of 1998, with demand for certain categories of offshore rigs exceeding the existing supply. This is especially true of floating rigs capable of drilling in deep water, i.e. depths in excess of 3,000 feet. As we have highlighted in our recent reports, oil companies are emphasizing deep water exploration, which has become feasible only with the development of the requisite drilling and production technology. The stronger offshore market has resulted in commitments to add approximately 62 offshore drilling rigs to the worldwide fleet, with the vast majority of them targeting the deep water market.

These conditions have benefited Varco in two ways. First, as the world leader in providing technologically advanced drilling equipment, each new offshore rig affords significant potential for Varco. Second, the generally stronger market has encouraged the upgrading of existing rigs. To date, the impact of rig construction is more fully reflected in orders than Revenues, since these orders are generally placed well in advance of required delivery.

Although we continue to realize record financial results and our market, as reflected in order bookings, remains strong, there has been a significant weakening of oil prices beginning in late 1997 and continuing into 1998. As a result, some oil companies have disclosed reductions in their previously announced exploration and production spending plans for 1998. To date, any impact has been primarily on land drilling and workover activity, and therefore has had a minimal effect on Varco. However, we anticipate that a continued softness in oil prices could affect the offshore market. At the same time, large offshore projects, by their nature, tend to be based on longer-term investment horizons. Meanwhile, natural gas prices have been relatively strong and have had a positive effect on gas drilling.

We believe that our position as the worldwide leader in supplying technologically advanced drilling equipment is validated by the central role such equipment plays in the design of a modern offshore drilling rig. We are pleased that we are beginning to demonstrate the level of financial results we expect of ourselves in a favorable market. We also believe that the longer-term economic factors that most influence our industry remain positive. At the same time, we continue to be vigilant and nimble in adjusting to any obstacles along the way.

We appreciate your continued support.


/s/ Walter B. Reinhold                /s/ George I. Boyadjieff

Walter B. Reinhold                    George I. Boyadjieff
Chairman                              President and
                                      Chief Executive Officer

May 1, 1998

CONDENSED CONSOLIDATED
BALANCE SHEETS
(UNAUDITED)

                                                     March 31,    December 31,
(in thousands)                                            1998            1997
--------------------------------------------------------------------------------
Current Assets
--------------
Cash and cash equivalents                             $ 25,446        $ 39,827
Receivables (net)                                      153,962         142,324
Inventories                                            157,694         131,971
Other                                                   19,953          17,396
--------------------------------------------------------------------------------
     Total Current Assets                              357,055         331,518

Property, plant and equipment at cost less
     accumulated depreciation                           77,925          73,862
Rental equipment less accumulated depreciation          17,222          18,213
Cost in excess of net assets acquired                   34,406          34,609
Other assets                                            12,368          12,927
--------------------------------------------------------------------------------
     Total Assets                                     $498,976        $471,129
================================================================================

Current Liabilities
-------------------
Accounts payable                                      $ 55,542        $ 53,394
Customer deposits                                       90,658          79,068
Other liabilities                                       48,651          52,905
Current portion of long-term debt                       10,000          10,000
--------------------------------------------------------------------------------
     Total Current Liabilities                         204,851         195,367
Long-term debt                                           9,559           9,520
Other non-current liabilities                           13,167          13,043
--------------------------------------------------------------------------------
     Total Liabilities                                 227,577         217,930

Shareholders' Equity
--------------------
Common Stock and additional paid-in capital            155,137         151,222
Retained earnings                                      116,262         101,977
--------------------------------------------------------------------------------
     Total Shareholders' Equity                        271,399         253,199
--------------------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity       $498,976        $471,129
================================================================================

CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS
(UNAUDITED)

                                                    Three Months Ended March 31,
(in thousands)                                            1998             1997
--------------------------------------------------------------------------------
Operating Activities
--------------------
Net income                                            $ 14,985         $  7,384
Depreciation and amortization                            4,904            3,811
Increase (decrease) in operating cash flows:
   Receivables                                         (11,638)           1,106
   Inventories                                         (25,723)         (13,214)
   Additions to rental equipment                        (1,205)          (1,866)
   Accounts payable                                      2,148            5,039
   Customer deposits                                    11,590              953
   Taxes payable                                         4,669              652
   Interest payable                                        493              699
   Other                                                (7,849)          (6,303)
--------------------------------------------------------------------------------
     Net cash (used in) operating activities            (7,626)          (1,739)
--------------------------------------------------------------------------------

Investing Activities
--------------------
   Equipment purchases                                  (7,283)          (7,182)
   Proceeds from equipment sales                            80               77
--------------------------------------------------------------------------------
     Net cash (used in) investing activities            (7,203)          (7,105)
--------------------------------------------------------------------------------

Financing Activities
--------------------
Increase in line of credit                                                6,500
Proceeds from issuance of Common Stock                     448              447
--------------------------------------------------------------------------------
     Net cash from financing activities                    448            6,947
--------------------------------------------------------------------------------
Net change in cash and cash equivalents                (14,381)          (1,897)
--------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year          39,827            5,794
--------------------------------------------------------------------------------
Cash and cash equivalents at end of quarter           $ 25,446         $  3,897
================================================================================

CONDENSED CONSOLIDATED
STATEMENTS OF INCOME
(UNAUDITED)

                                                    Three Months Ended March 31,
(in thousands, except per share data)                       1998           1997
--------------------------------------------------------------------------------
Revenues
--------
Net sales                                               $138,941       $ 91,232
Rental income                                             10,802          9,752
Other income                                                 448             87
--------------------------------------------------------------------------------
                                                         150,191        101,071
--------------------------------------------------------------------------------

Costs and Expenses
------------------
Cost of sales                                             91,830         63,499
Cost of rental income                                      3,218          2,873
Selling, general and administrative expenses              24,348         18,134
Research and development costs                             7,530          4,024
Interest expense                                             505          1,035
--------------------------------------------------------------------------------
                                                         127,431         89,565
--------------------------------------------------------------------------------
Income before income taxes                                22,760         11,506
Provision for income taxes                                 7,775          4,122
--------------------------------------------------------------------------------
Net income                                              $ 14,985       $  7,384
================================================================================
Basic income per share                                  $   0.23       $   0.12
================================================================================
Shares used in basic income per share calculation         64,240         63,253
================================================================================
Diluted income per share                                $   0.23       $   0.11
================================================================================
Shares used in diluted income per share calculation       65,662         64,770
================================================================================

Note: These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

GENERAL INDUSTRY CONDITIONS
---------------------------

     Worldwide drilling activity, as measured by the average number of active drilling rigs, increased 9% in the first three months of 1998 to an average of approximately 2,240 from an average of approximately 2,055 during the same period in 1997. The U.S. and Canadian component of the rig count averaged 1,425, a 14% increase over the prior year's rig count. The international component of active drilling rigs averaged approximately 815 in the first quarter of 1998, an increase of 9 rigs over the prior year.

     Offshore drilling activity increased year-to-year, as reflected by an increase in rig utilization (mobile offshore rigs under contract as a percent of available rigs). For the first quarter of 1998, mobile offshore rig utilization averaged 95% as compared to 93% in the first quarter of 1997. The high utilization was accompanied by increasing day rates and longer contract periods, particularly among the "premium" offshore rigs.

     The increase in drilling activity, particularly the increase in offshore rig utilization, has led to higher day rates and improved profits and cash flow for the Company's major customers, the offshore drilling contractors. This has led to the construction of new offshore drilling rigs. In March of 1998 there were approximately 62 new offshore rigs under construction as compared to 24 in March of 1997.

     Towards the end of 1997 the price of oil began to decline and for the first three months of 1998 has averaged approximately $15.75 per barrel. This compares to an average of $20.50 per barrel for the year 1997. If the price of oil remains at this level, it could negatively impact day rates and cash flow of the Company's customers and the level of worldwide drilling activity.


RESULTS OF OPERATIONS
---------------------

     Set forth below are the net orders and revenues for the Company's five operating divisions:

                                                    Three Months Ended March 31,
                                                            1998           1997
--------------------------------------------------------------------------------
Net Orders
----------
Varco Drilling Systems                                  $134,730       $ 39,751
Varco BJ Oil Tools                                        31,276         23,503
Martin-Decker/TOTCO                                       31,951         20,778
Shaffer                                                   80,531         54,178
Thule Rigtech                                              8,038          2,137
--------------------------------------------------------------------------------
Total                                                   $286,526       $140,347
================================================================================

Revenues
--------
Varco Drilling Systems                                  $ 53,496       $ 26,528
Varco BJ Oil Tools                                        20,018         12,347
Martin-Decker/TOTCO                                       23,609         16,565
Shaffer                                                   47,212         43,117
Thule Rigtech                                              5,408          2,427
--------------------------------------------------------------------------------
Total                                                   $149,743       $100,984
================================================================================

     First quarter 1998 order bookings of $286.5 million more than doubled from the $140.3 million recorded in the same period of 1997. This increase is primarily due to orders associated with the upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Drilling Systems and Shaffer Divisions as well as the products of the other Divisions. In addition, the incoming order rate was favorably impacted by the overall increase in worldwide drilling activity discussed above.

     The Company's operating revenues increased by 48% in the first three months of 1998 to $149.7 million, from same period 1997 revenues of $101.0 million. This increase primarily resulted from the upgrading, conversion and new construction of offshore drilling rigs, and secondarily from the overall increase in drilling activity discussed above.

     At March 31, 1998 the Company's backlog of unshipped orders was approximately $599.7 million as compared to $462.9 million at December 31, 1997 and $226.2 million at March 31, 1997. Orders for new rigs and major upgrades generally include the Company's longer lead-time products. Therefore, the average lead-time of the products included in the March 31, 1998 backlog is increasing as compared to prior periods. The Company expects that approximately $159.0 million of March 31, 1998 backlog will not be shipped until 1999. At March 31, 1998 the Company had received $84.8 million in customer cash deposits related to orders included in backlog. In addition to, and not included in the March 31, 1998 backlog, the Company has received non-binding letters of intent for 1999 deliveries totaling $51.4 million against which the Company has received cash deposits of $5.9 million. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

     Gross margin (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first quarter of 1998 was 36.5%. This compares to a gross margin of 34.3% for the same period in 1997. The higher 1998 margins were a result of improved margins at Varco BJ Oil Tools and Varco Drilling Systems. These improvements favorably impacted consolidated margins by 2.5%. Varco BJ Oil Tools accounted for approximately 80% of this improvement with price increases accounting for approximately two-thirds of the improvement and the remainder attributable to the favorable Dutch Guilder exchange rate which had the effect of lowering dollar cost at the Netherlands manufacturing facility. This improvement was partially offset by lower margins at the Shaffer Division. Shaffer's products carry generally lower gross margins (due principally to price competition) and Shaffer's 1998 margins were further negatively impacted by high initial costs on some of its newer products.

     The Company believes that new product development is a significant factor for the future of the Company. During the first three months of 1998 the Company spent $7.5 million or 5.0% of revenues on new product development. This compares to $4.0 million or 4.0% of revenue during the same period in 1997.

     Selling, general and administrative expenses increased 34.3% in the first quarter of 1998 as compared to the first quarter of 1997. As a percent of revenue, selling, general and administrative expenses decreased to 16.2% from 17.9% in the first quarter of 1996. The dollar increase is primarily due to increased costs associated with higher employment levels. Overall Company employment at March 31, 1998 was 3,025 (including 402 temporary employees) which compares to 2,141 (including 227 temporary employees) a year ago.

     The Company's effective income tax rate was 34.2% in the first quarter of 1998 as compared to 35.8% in the same quarter of 1997. The lower effective tax rate in 1998 is due to the elimination in 1998 of the Company's valuation allowance on deferred tax assets. The Company now believes that it is more likely than not that all of its deferred tax assets will be realized.


LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     At March 31, 1998 the Company had cash and cash equivalents of $25.4 million as compared to $39.8 million at December 31, 1997. This decline was due to increased working capital requirements during the first quarter.

     In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The remaining $20.0 million principal balance of the Senior Notes is payable in two equal installments on June 30, 1998 and June 30, 1999.

     On June 27, 1997 the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. At March 31, 1998 there were no advances and $6.3 million in letters of credit outstanding under this facility.

     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5.0 million plus 25% of the Company's consolidated net income arising after June 30, 1997, computed on a cumulative basis.

     On November 6, 1997 the Board of Directors of the Company declared a two-for-one stock split of its Common Stock, payable in the form of a 100% stock dividend on December 4, 1997 to shareholders of record at the close of business on November 20, 1997.

     At March 31, 1998 the Company's working capital was $152.2 million as compared to $136.2 million at December 31, 1997 and its current ratio was 1.74 to 1.0 as compared to 1.70 to 1.0 at December 31, 1997. The preceding changes are primarily due to an increase in receivables and inventory during the first quarter of 1998. Long-term debt as a percent of total capitalization was 3.4% at March 31, 1998 as compared to 3.6% at December 31, 1997.

     The Company's capital expenditures during the first quarter of 1998 were $7.3 million as compared to $7.2 million for the first quarter of 1997. The Company's current plans for capital expenditures in 1998 are approximately $40.0 to $45.0 million. The Company anticipates that its March 31, 1998 cash and cash equivalents and its existing credit facility will be sufficient to meet its capital expenditures and operating cash needs and the principal payment on the Senior Notes in 1998.

CAUTIONARY STATEMENT PURSUANT TO THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
------------------------------------------------

     In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that the statements in this Quarterly Report, which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, customer orders, backlog, operating trends, industry trends, manufacturing capacity, and expectations for funding capital expenditures and operations in future periods. The Company also continues to face many risks and uncertainties including: changes in the prices of oil and natural gas, changes in capital spending by companies in the oil and gas industry for exploration, development and equipment, management of accelerating growth, competitive pressures, technological and structural changes in the industry, litigation and environmental laws. The risks and uncertainties inherent in these forward-looking statements could cause actual results to differ materially from those expressed in or implied by these statements.


PROFILE
-------

     Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.


INVESTOR CONTACT
----------------

Richard A. Kertson
Vice President - Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
Tel (714) 978-1900
Fax (714) 937-5029

E-mail: investor-relations@ora.varco.com
Web site: http://www.varco.com

VARCO